UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LAIX Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.001 per share

(Title of Class of Securities)

50736W105**

(CUSIP Number)

Chi Sing Ho

c/o IDG Capital Management (HK) Limited

Unit 5505, The Center

99 Queen’s Road

Central, Hong Kong

Telephone: 852-3903-1333

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 11, 2022

(Date of Event Which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	This statement on Schedule 13D (the “Schedule 13D”) constitutes Amendment No. 1 to the initial Schedule 13D filed on June 23, 2022 (the “Original Filing”) jointly by IDG-Accel China Growth Fund III L.P., IDG-Accel China Growth Fund III Associates L.P., IDG-Accel China III Investors L.P., IDG-Accel China Growth Fund GP III Associates Ltd., IDG Technology Venture Investment V, L.P., IDG Technology Venture Investment V, LLC, IDG Technology Venture Investment IV, L.P., IDG Technology Venture Investment IV, LLC, Quan Zhou and Chi Sing Ho (collectively, the “Reporting Persons”) with respect to ordinary shares (“Ordinary Shares”), comprising Class A ordinary shares, par value US$0.001 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value $0.001 per share (“Class B Ordinary Shares”), of LAIX Inc., a Cayman Islands company (the “Company”). Except as amended hereby, the Original Filing remains in full force and effect. Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings ascribed to them in the Original Filing.
**	The CUSIP number of 50736W105 applies to the American depositary shares of the Company (“ADSs”). Each ADS represents fourteen Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	50736W105
1.	Names of Reporting Persons IDG-Accel China Growth Fund III L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	50736W105
1.	Names of Reporting Persons IDG-Accel China Growth Fund III Associates L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	50736W105
1.	Names of Reporting Persons IDG-Accel China III Investors L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	50736W105
1.	Names of Reporting Persons IDG-Accel China Growth Fund GP III Associates Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.	50736W105
1.	Names of Reporting Persons IDG Technology Venture Investment V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	50736W105
1.	Names of Reporting Persons IDG Technology Venture Investment V, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) OO

CUSIP No.	50736W105
1.	Names of Reporting Persons IDG Technology Venture Investment IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	50736W105
1.	Names of Reporting Persons IDG Technology Venture Investment IV, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) OO

CUSIP No.	50736W105
1.	Names of Reporting Persons Quan Zhou
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) IN

CUSIP No.	50736W105
1.	Names of Reporting Persons Chi Sing Ho
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) IN

Item 4. Purpose of Transaction

Item 4 of the Original Filing is hereby amended and supplemented by adding at the end thereof the following:

On October 11, 2022, the Company and Merger Sub filed a plan of merger with the Registrar of Companies of the Cayman Islands, pursuant to which the Merger became effective on October 11, 2022. As a result of the Merger, the Company became a wholly-owned subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), (a) each Ordinary Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares (as defined below), the Dissenting Shares (as defined below) and Class A Ordinary Shares represented by ADSs) was cancelled and ceased to exist in exchange for the right to receive $0.1357 in cash per Ordinary Share without interest and net of any applicable withholding taxes and (b) each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares), was cancelled and ceased to exist in exchange for the right to receive $1.90 in cash per ADS (less applicable fees, charges and expenses payable by ADS holders), without interest and net of any applicable withholding taxes.

The “Excluded Shares” are, collectively, (a) the Rollover Shares contributed prior to the closing of the Merger in exchange for newly issued ordinary shares of Parent, including the IDG Rollover Shares contributed pursuant to the IDG Rollover Agreement, (b) any other Ordinary Shares (including Class A Ordinary Shares represented by ADSs) held by Parent, Merger Sub, the Company or any of their respective subsidiaries, which were cancelled and ceased to exist for nil consideration or distribution therefor and (c) any other Ordinary Shares (including Class A Ordinary Shares represented by ADSs) held by the depositary of the Company’s ADS program and reserved for issuance, settlement and allocation upon exercise or vesting of the Company’s options, which were cancelled and ceased to exist for nil consideration or distribution therefor. The “Dissenting Shares” refer to all Ordinary Shares owned by holders who have validly delivered and not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the Companies Act of the Cayman Islands.

As a result of the Merger, the ADSs ceased to trade on the OTC Market prior to the opening of trading on October 12, 2022 and became eligible for delisting from the OTC Market and termination of registration pursuant to Section 12(g)(4) of the Act.

As a result of these transactions, the Reporting Persons no longer beneficially own any Ordinary Shares.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Filing is hereby amended and restated in its entirety as follows:

(a)-(b) As a result of the Merger, as described in Item 4 of this Schedule 13D, the Reporting Persons do not beneficially own any Ordinary Shares or have any voting power or dispositive power over any Ordinary Shares.

(c) Except as set forth in Item 4 of this Schedule 13D, to the knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions in the Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) October 11, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 13, 2022

IDG-Accel China Growth Fund III L.P.

By: IDG-Accel China Growth Fund III Associates L.P.,

its General Partner

By: IDG-Accel China Growth Fund GP III Associates Ltd.,

General Partner of IDG-Accel China Growth Fund III Associates L.P.

By:	/s/ Chi Sing Ho
Name: Chi Sing Ho
Title: Authorized Signatory

IDG-Accel China III Investors L.P. By: IDG-Accel China Growth Fund GP III Associates Ltd., its General Partner

By:	/s/ Chi Sing Ho
Name: Chi Sing Ho
Title: Authorized Signatory

IDG Technology Venture Investment IV, L.P. By: IDG Technology Venture Investment IV, LLC its General Partner

By:	/s/ Chi Sing Ho
Name: Chi Sing Ho
Title: Authorized Signatory

IDG Technology Venture Investment V, L.P. By: IDG Technology Venture Investment V, LLC its General Partner

By:	/s/ Chi Sing Ho
Name: Chi Sing Ho
Title: Authorized Signatory

IDG-Accel China Growth Fund III Associates L.P. By: IDG-Accel China Growth Fund GP III Associates Ltd., its General Partner

By:	/s/ Chi Sing Ho
Name: Chi Sing Ho
Title: Authorized Signatory

IDG-Accel China Growth Fund GP III Associates Ltd.

By:	/s/ Chi Sing Ho
Name: Chi Sing Ho
Title: Authorized Signatory

IDG Technology Venture Investment IV, LLC

By:	/s/ Chi Sing Ho
Name: Chi Sing Ho
Title: Authorized Signatory

IDG Technology Venture Investment V, LLC

By:	/s/ Chi Sing Ho
Name: Chi Sing Ho
Title: Authorized Signatory

QUAN ZHOU

/s/ Quan Zhou

CHI SING HO

/s/ Chi Sing Ho